Via Facsimile and U.S. Mail
Mail Stop 6010

March 2, 2009

Mr. Ted T.H. Jeong
Rexahn Pharmaceuticals, Inc.
Chief Financial Officer
9620 Medical Center Drive
Rockville, Maryland 20850

      Re: Rexahn Pharmaceuticals, Inc.
             Item 4.01 Form 8-K
             Filed March 2, 2009
             File No. 001-34079

Dear Mr. Jeong:

      We have completed our review of your Form 8-K and have no further comments at this time.

             Sincerely,

             Tabatha Akins
             Staff Accountant